

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2015

Ronald L. Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

   Re: National American University Holdings, Inc.
     Form 10-K for Fiscal Year Ended May 31, 2014
     File No. 001-34751

Dear Dr. Shape:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terry French for

       Larry Spirgel
       Assistant Director